                                                      --------------------------
                             UNITED STATES                  OMB APPROVAL
                 SECURITIES AND EXCHANGE COMMISSION   OMB Number 3235-0145
                       WASHINGTON, D.C.  20549        Expires: October 31, 1994
                                                      Estimated average burden
                                                      hours per form . . . 14.90
                                                      --------------------------
                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*



                            ULTRALIFE BATTERIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 90 3899 10 2
                          --------------------------
                                 (CUSIP Number)


     Victoria Partners, L.P.                    (702) 367-9969
     Fertitta Enterprises, Inc.                 3360 W. Sahara Avenue, Suite 200
     Lorenzo J. Fertitta                        Las Vegas, Nevada  89102
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                             October 25, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------------
CUSIP NO.   90 3899 10 2
------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Victoria Partners L.P. [FEIN NO.: 88-0343-784]
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                         (b) / /


--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 / /


--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada
--------------------------------------------------------------------------------
   NUMBER OF     7   SOLE VOTING POWER
    SHARES
 BENEFICIALLY        500,000(1)
   OWNED BY      ---------------------------------------------------------------
    EACH         8   SHARED VOTING POWER
  REPORTING
  PERSON WITH        0
                 ---------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     500,000(1)
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          500,000(1)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     / /
          SHARES*

--------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.1%(2)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D

-------------------------------
CUSIP NO.   90 3899 10 2
-------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Fertitta Enterprises, Inc.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                         (b) / /


--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        N/A
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  / /


--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Nevada
--------------------------------------------------------------------------------
   NUMBER OF    7   SOLE VOTING POWER
    SHARES
 BENEFICIALLY       500,000(1)
   OWNED BY     ----------------------------------------------------------------
     EACH       8   SHARED VOTING POWER
  REPORTING
 PERSON WITH        0
                ----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER

                    500,000(1)
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        500,000(1)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               / /
        CERTAIN SHARES*

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.1%(2)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------
CUSIP NO.   90 3899 10 2
-----------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Lorenzo J. Fertitta
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                         (b) / /


--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        N/A
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  / /



--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
   NUMBER OF     7   SOLE VOTING POWER
    SHARES
 BENEFICIALLY        500,000(1)
   OWNED BY      ---------------------------------------------------------------
     EACH        8   SHARED VOTING POWER
   REPORTING
 PERSON WITH         -0-
                 ---------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     500,000(1)
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     -0-
                 ---------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        500,000(1)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               / /
        CERTAIN SHARES*

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.1%(2)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

1 Of the shares of common stock, par value $0.10 per share ("Common Stock") of Ultralife Batteries, Inc. (the "Issuer") covered by this Statement, 280,000 shares are purchasable by Victoria Partners L.P., a Nevada limited Partnership ("Victoria Partners") upon exercise of an option (the "Option") purchased by Victoria Partners on February 21, 1996 and described in Item 5 of this Statement. Prior to the exercise of the Option, Victoria Partners is not entitled to any rights as a shareholder of the Issuer as to the shares covered by the Option. The Option may be exercised only on December 23, 1996.

2 Adjusted to reflect the issuance by the Issuer of 280,000 shares of Common Stock upon exercise of the Option as described herein.

ITEM 1.   SECURITY AND ISSUER

          This Statement relates to the Common Stock of the Issuer. The address of the principal executive office of the Issuer is 1350 Route 88 South, Newark, New York 14513.

ITEM 2.   IDENTITY AND BACKGROUND

          (A) This Statement is filed on behalf of Victoria Partners, Fertitta Enterprises, Inc., a Nevada corporation and the general partner of Victoria Partners ("Fertitta Enterprises") and Lorenzo J. Fertitta (collectively with Victoria Partners and Fertitta Enterprises, the "Reporting Persons"). In addition, this Statement also supplies information with respect to William J. Bullard and Frank J. Fertitta, Jr. (collectively, the "Additional Persons").

          (B) The business address of each Reporting Person and each Additional Person is c/o Fertitta Enterprises, 3360 W. Sahara Avenue, Suite 200, Las Vegas, Nevada 89102.

          (C) Mr. Lorenzo Fertitta serves as president, chief executive officer and a director of Fertitta Enterprises, and is responsible for managing investments for Victoria Partners. Each of the other Reporting Persons is authorized to conduct any business that lawfully may be conducted by a partnership or corporation, respectively under the laws of the state of Nevada. Each is primarily involved in investment activities. Mr. Bullard serves as secretary, treasurer and a director of Fertitta Enterprises. Mr. Frank Fertitta serves as Chairman of the Board of Directors of Fertitta Enterprises.

          (D) No Reporting Person or Additional Person has been convicted in a criminal proceeding in the last five years;

          (E) No Reporting Person or Additional Person has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (F) Mr. Lorenzo Fertitta, Mr. Frank Fertitta and Mr. Bullard are each United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          All of funds to be used in making the purchases described herein, if such purchases are made, will derive from funds of Victoria Partners. The aggregate amount of funds used in making such purchases, if such purchases are made, will be $4,340,000.

ITEM 4.   PURPOSE OF TRANSACTION

          Victoria Partners acquired the Options for investment purposes. Victoria Partners regards such options as an attractive investment. Based on continuing evaluation of the Issuer, alternative investment opportunities and all other factors deemed relevant, Victoria Partners may elect to acquire additional shares of or options to purchase the Issuer's Common Stock in the open market or in privately negotiated transactions (assuming the availability of additional shares of or options to purchase the Issuer's Common Stock at prices regarded as acceptable), or may elect to sell some or all of the shares of the Issuer's Common Stock. Victoria Partners has made no formal proposals that relate to or would result in any of the matters described in Items 4 (a)-
(j) of Schedule 13D; however, as part of its ongoing review of investment alternatives, Victoria Partners has not excluded the possibility of considering such matters in the future or formulating a plan with respect to such matters subject to applicable law, and, from time to time, Victoria Partners may hold discussions with or make formal proposals to management of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

ITEM 5.   INTEREST AND SECURITIES OF THE ISSUER

          (A) As of the date hereof and as a result of the issuance of the Option, Victoria Partners and, as a result of its status as general partner of Victoria Partners, Fertitta Enterprises, and as a result of his authority to make investments on behalf of Victoria Partners, Mr. Lorenzo Fertitta, may be deemed beneficially to own 500,000 shares of the Issuer's Common Stock (approximately 6.1% of the outstanding shares). Of such amount, Victoria Partners directly owns 220,000 shares (approximately 2.6%) and has the right to acquire 280,000 shares (approximately 3.4%) at a price of $15.50 per share pursuant to the Option. Nothing herein shall be deemed to be an admission by any Reporting Person as to the beneficial ownership of any of such shares, and, prior to exercise of the Option, each Reporting Person disclaims beneficial ownership of all such shares.

                 The Option will expire automatically December 23, 1996. The Option is exercisable only on such date.

                 Except as set forth above, none of the Reporting Persons beneficially owns any shares of Common Stock of the Issuer.

          (B) Victoria Partners has sole voting and dispositive power with respect to the 220,000 shares of Common Stock it owns and, should it exercise the Option, would have sole voting and dispositive power with respect to the additional 280,000 shares of Common Stock that are the subject of the Option.

          (C) There have been no transactions in the Common Stock during the past 60 days by any Reporting Person or Additional Person.

          (D) No other person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the securities referenced herein.

          (E)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          As set forth in Item 5, Victoria Partners has purchased an Option. Except as set forth in Item 5 or described elsewhere in this Statement on
Schedule 13D, none of the Reporting Persons or Additional Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          EXHIBIT 1 - JOINT ACQUISITION STATEMENT

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated as of the 31st day of October, 1996.

Victoria Partners L.P.


     By  Fertitta Enterprises, Inc.
          Its General Partner


          By  /s/ Lorenzo J. Fertitta
             ---------------------------------------
          Name:  Lorenzo J. Fertitta
          Title:  President and Chief Executive Officer


Fertitta Enterprises, Inc.


          By  /s/ Lorenzo J. Fertitta
             ---------------------------------------
          Name:  Lorenzo J. Fertitta
          Title:  President and Chief Executive Officer


Lorenzo J. Fertitta


    /s/ Lorenzo J. Fertitta
-----------------------------------

                                   EXHIBIT 1

                          JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13d-1(f)


          The undersigned acknowledge and agree that the foregoing Statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to such Statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning such person contained therein, but shall not be responsible for the completeness or accuracy of the information concerning any other, except to the extent that such person knows or has reason to believe that such information is inaccurate.


Dated as of the 31st day of October, 1996.


Victoria Partners L.P.

    By  Fertitta Enterprises, Inc.
        Its General Partner


        By    /s/  Lorenzo J. Fertitta
          --------------------------------
        Name:  Lorenzo J. Fertitta
        Title: President and Chief Executive Officer

Fertitta Enterprises, Inc.


        By    /s/  Lorenzo J. Fertitta
          --------------------------------
        Name:  Lorenzo J. Fertitta
        Title: President and Chief Executive Officer


Lorenzo J. Fertitta


         /s/ Lorenzo J. Fertitta
------------------------------------------